ALPS ETF Trust

1290 Broadway, Suite 1100

Denver, CO  80203

June 18, 2009

Via EDGAR

Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                          ALPS ETF Trust (the “Registrant”) (File Nos. 333-148826; 811-22175)

Dear Mr. O’Connell:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 4 (“PEA 4”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and  Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 4 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 1 (“PEA 1”) filed on March 13, 2009 on Form N-1A and is expected to be effective June 23, 2009.  PEA 4 (i) reflects changes to PEA 1 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on April 27, 2009, (ii) completes certain other information not previously included in PEA 1 and (iii) includes certain other required exhibits.

PEA 4 includes a prospectus (the “Prospectus”) and statement of additional information (“SAI”) for the ALPS Equal Sector Weight ETF (the “Fund”), a series of the Registrant.  We hereby represent that there are no disclosures within PEA 4 which would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on April 27, 2009 to PEA 1, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

APRIL 27, 2009 STAFF COMMENTS:  PEA 4 — GENERAL & PROSPECTUS

1.                                       Staff Comment:  In the Primary Investment Strategies section under the heading “ALPS Equal Sector Weight ETF” on page 2 of PEA 1, please clarify if the Adviser seeks a correlation over time of 0.95 or better between the Fund’s performance and the performance of the Underlying Index before or after fees and expenses.

Registrant’s Response:  The Investment Adviser seeks a correlation over time of 0.95 or better between the Fund’s performance, before fees and expenses, and the performance of the Underlying Index.

2.                                       Staff Comment:  In the Primary Investment Strategies section under the heading “ALPS Equal Sector Weight ETF” on page 2 of PEA 1, please clarify in what instances might the Investment Adviser choose to overweight another fund in the Underlying Index, purchase (or sell) securities not in the Underlying Index which the Investment Adviser believes are appropriate to substitute for one or more Index components, or utilize various combinations of other available investment techniques, in seeking to accurately track the Underlying Index.   In addition, if the Investment Adviser does take this approach please explain whether this approach would be considered active or passive management.

Registrant’s Response:  This disclosure has been removed as it is not applicable to the Fund.

3.                                       Staff Comment:  In the Index Description section under the heading “ALPS Equal Sector Weight ETF” on page 3 of PEA 1, please state when the Merrill Lynch Equal Sector Weight Index was created. In addition, please explain the term “modified capitalization weighted index.”

Registrant’s Response:    The Index Description has been modified as follows:

The Bank of America Securities - Merrill Lynch Equal Sector Weight Index was created in 2009 and is a U.S. equity index comprised, in equal weights, of nine Underlying Sector Indexes. These are the Consumer Discretionary Select Sector Index, Consumer Staples Select Sector Index, Materials Select Sector Index, Energy Select Sector Index, Technology Select Sector Index, Utilities Select Sector Index, Financial Select Sector Index, Industrial Select Sector Index and Health Care Select Sector Index. These nine indexes, whose components add up to the components of the S&P 500, are the Select Sector SPDR Indexes. Each Select Sector SPDR Index is a modified capitalization weighted index whose composition is defined by their GICS (Global Industry Classification System) code.  This design ensures that each of the component stocks within a Select Sector SPDR Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of such Select Sector SPDR Index.  Under certain conditions, however, the number of shares of a component stock within the Select Sector SPDR Index may be adjusted to conform to Internal Revenue

Code requirements. At all times, the Merrill Lynch Equal Sector Weight Index will be comprised of the constituents in the S&P 500, albeit in different weights.

The Underlying Index is rebalanced four times a year on the third Friday of March, June, September and December to reset the Underlying Sector Indexes to equal weightings. In between the quarterly rebalancings, the Underlying Sector Indexes will not have equal weights in the Index. The Underlying Index is calculated real time and published in Reuters, Bloomberg and on the Merrill Lynch web site.

4.                                       Staff Comment:  In the Fees and Expenses of the Fund section in the Shareholder Fees table on page 4 of PEA 1, please revise the line item “Rebate of Distribution Fee of Underlying Sector ETFs” to read: “Fee Waiver of Underlying Sector ETFs”.  In addition, if such fee waiver is contractual, please disclose as such, including the time period for which the fee waiver will be in place.

Registrant’s Response:   The Registrant has revised the disclosure on page 4 of PEA 1 to read:  “Fee Waiver/Reimbursement of Underlying Sector ETFs” in accordance with the Staff’s comment.  The fee waiver/reimbursement is not contractual, but it is required under the terms of the Underlying Sector ETFs’ exemptive relief allowing other funds, such as the Fund, to invest in the Underlying Sector ETFs in excess of the limits of Section 12(d)(1)(A) of the 1940 Act.  Accordingly, the disclosure has been revised to clarify that the fee waiver/reimbursement will be in place as long as the Distributor of the Fund also serves as the distributor to the Underlying Sector ETFs, and in such capacity receives a distribution fee from the Underlying Sector ETFs.

General

5.               Staff Comment:  Please confirm you are in compliance with all the conditions of your exemptive relief.

Registrant’s Response:  We hereby confirm that, to the best of our knowledge, the Trust is in compliance with the conditions of its exemptive relief allowing it to offer ETFs.

* * *

The Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact my paralegal, Jennifer Craig, at (720) 917-0611.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Secretary of ALPS ETF Trust

cc:	Stuart Strauss, Esq.
Clifford Chance LLP